CREAM MINERALS LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C.  V6C 3P1
www.creamminerals.com

February 16, 2012	TSX Venture Exchange Symbol: CMA
U.S. 20-F Registration: 000-29870
OTC BB: CRMXF
Frankfurt Stock Exchange: DFL

Cream Minerals Drills Two Metres of 147.00 g/t Silver and 0.454 g/t Gold in
New Zone Cafetal-Veta Olvidada, Nuevo Milenio Silver-Gold Project, Mexico

Vancouver, BC – February 16, 2012 - Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”) is pleased to provide results for seven exploration drill holes completed on Cafetal-Veta Olvidada,  The Cafetal-Veta Olvidada zone is located to the east of Once Bocas South and trends SE/NW. This new zone is not included in the current NI 43-101 Inferred Mineral Resource.

Cafetal-Veta Olvidada is contained within the much larger Area Cafetal which has dimensions of approximately 600 metres by 325 metres. Cafetal-Veta Olvidada is a poorly exposed 10 metre wide composite zone of quartz breccia and quartz veins-quartz stock work exhibiting intense weathering and oxidation. Detailed geological mapping conducted in 2010 located quartz float trains, sub outcrops and veins with associated quartz stock work. Other parallel quartz veins quartz stock work zones have been mapped within Area Cafetal.

Drill hole DDH 16-03 (completed in 2003 and located at the south eastern portion Cafetal-Veta Olvidada) tested an area of quartz float shedding along a contact between rhyolite flows and rhyolite tuffs. It intersected several well defined quartz veins and quartz stock work zones which returned good silver and gold values. Brecciation and oxidation observed was minimal compared to the northwestern outcrops of Cafetal-Veta Olvidada.

Cafetal-Veta Olvidada was drilled for a strike length of 400 metres of the 500 metres mapped on surface. The zone is open to the NW and to the SE.

HIGHLIGHTS OF THE DRILL RESULTS

Highlights include significant drill intersections (intersections are drill widths, true widths are 50% to 70% of drill intersected width depending on drill inclination).

CAF 05-11

•	2.00 metres of 72.30 g/t Ag and 0.281 g/t Au including 2.00 metres of 87.70 g/t Ag and 0.210 and; 2.00 metres 75.10 g/t Ag and 0.160 g/t Au.

CAF 06-11

•	2.00 metres of 139.90 g/t Ag and 0.643 g/t Au

CAF 01-11

•	2.00 metres of 147.00 g/t Ag and 0.454 g/t Au

ASSAY RESULTS

Drill Hole CAF 01-11 was located in the north central portion of Cafetal-Veta Olvidada with the goal of intersecting both the Cafetal and Veta Olvidada structures.

Description CAF 01-11	Sample Number	From Metres	To Metres	Width Metres	Ag g/t	Au g/t
Quartz breccia	1965	26.50	28.50	2.00	24.20	0.094
	1966	28.50	30.50	2.00	19.50	0.110

Breccia fault	1979	60.50	62.50	2.00	147.00	0.454

Breccia, oxidation	1986	83.25	85.25	2.00	12.10	0.017
Fault	1987	85.25	87.25	2.00	8.00	0.033
	1988	87.25	89.25	2.00	27.70	0.067

Drill Holes CAF 02-11 and CAF 03-11 are located along the same section and were also intended to intersect both the Cafetal and Veta Olvidada structures.

Description CAF 02-11	Sample Number	From Metres	To Metres	Width Metres	Ag g/t	Au g/t
Breccia	2016	50.00	52.00	2.00	10.20	0.022

Breccia	2027	137.75	139.75	2.00	26.00	0.068
	2028	139.75	141.75	2.00	4.70	0.011
	2029	141.75	143.75	2.00	19.00	0.099

Breccia	2044	184.00	186.00	2..00	4.30	0.127

Drill Hole CAF 03-11 encountered intense oxidation, brecciation and faulting of the core suggesting leaching of the values.  No significant silver or gold values were returned.

Drill Hole CAF 04-11 is located along the north side of Arroyo San Miguel.  Poor ground conditions and excess water due to sub-tropical rains made in it impractical to continue drilling.  The hole was stopped short of its intended depth.

Description CAF 04-11	Sample Number	From Metres	To Metres	Width Metres	Ag g/t	Au g/t
Quartz breccia oxides	2121	35.50	37.50	2.00	18.20	0.061
Breccia Qtz fragments, Tuffs	2122	37.50	39.50	2.00	50.30	0.168

Drill Hole CAF 05-11 is located in Arroyo Cafetal about 100 metres SW of CAF 04-11.

Description CAF 05-11	Sample Number	From Metres	To Metres	Width Metres	Ag g/t	Au g/t
Quartz vein	2127	48.20	50.20	2.00	20.10	0.068

Quartz vein	2135	138.50	140.50	2.00	72.30	0.281

Breccia oxidized	2140	229.90	231.90	2.00	87.70	0.210
	2141	231.90	233.90	2.00	75.10	0.160
	2142	233.90	235.90	2.00	6.20	0.040
	2143	235.90	237.90	2.00	21.70	0.160
	2144	237.90	239.90	2.00	10.00	0.646

Drill Holes CAF 06-11 and CAF 07-11 were located along the same section approximately 40 metres west of drill hole DDH 16-03

Description CAF 06-11	Sample Number	From Metres	To Metres	Width Metres	Ag g/t	Au g/t
Quartz vein	2158	29.25	31.25	2.00	0.90	0.877

Quartz vein	2168	85.00	87.00	2.00	25.20	0.102
	2169	87.00	89.00	2.00	11.60	0.061

Quartz vein	2170	101.50	103.50	2.00	14.70	0.146

Stock work	2175	117.50	119.50	2.00	0.90	0.165
	2176	119.50	121.50	2.00	1.10	0.116
	2177	121.50	123.50	2.00	1.10	0.111

Quartz breccia	2181	172.60	173.60	2.00	3.00	0.121
Stock work	2182	173.60	175.60	2.00	2.10	0.263

	2188	185.60	187.60	2.00	4.50	0.199

Quartz breccia	2200	214.10	216.70	2.60	1.40	0.126
	2201	216.70	218.70	2.00	2.80	<0.005
	2202	218.70	220.70	2.00	139.9	0.643

Description CAF 07-11	Sample Number	From Metres	To Metres	Width Metres	Ag g/t	Au g/t
Quartz vein	2215	88.10	90.10	2.00	27.40	0.121

Quartz breccia stock work	5508	283.10	285.10	2.00	14.40	0.078
	5509	285.10	287.10	2.00	20.80	0.090

Quartz breccia	5513	325.30	327.30	2.00	81.20	0.119
	5514	327.30	329.30	2.00	35.80	0.160
	5515	329.30	331.30	2.00	11.40	0.288

Drill Hole DDH 16-03 was located 50 metres east of CAF 06-11.

Description DDH 16-03	Sample Number	From Metres	To Metres	Width Metres	Ag g/t	Au g/t
Quartz veins	199785	50.00	52.00	2.00	14.90	0.068
Stock work	199786	52.00	54.00	2.00	6.50	0.072
	199787	54.00	56.00	2.00	67.00	0.327
	199788	56.00	58.00	2.00	36.30	0.178

Description DDH 16-03	Sample Number	From Metres	To Metres	Width Metres	Ag g/t	Au g/t
Weighted average	199785 - 88	50.00	58.00	8.00	31.18	0.161
Including	199787- 88	54.00	58.00	4.00	51.65	0.253
Including	199787	54.00	56.00	2.00	67.00	0.327

Stock work veins	199801	82.00	84.00	2.00	25.30	0.070
	199802	84.00	86.00	2.00	11.50	0.043
	199803	86.00	88.00	2.00	17.10	0.04
	199804	88.00	90.00	2.00	192.00	0.442
	199805	90.00	92.00	2.00	10.70	0.038
Weighted average	199801 - 05	82.00	92.00	10.00	51.32	0.127
	199804	88.00	90.00	2.00	192.00	0.442

	199824	128.00	130.00	2.00	98.00	0.150

Discussion:

The seven drill holes targeting the Cafetal-Veta Olvidada zone were intended to test for and confirm the ten metre wide composite zone of quartz breccia, quartz veins and quartz stock work. The drill results identified three parallel heavily oxidized and leached quartz breccia zones showing 60% quartz fragments and 40% rhyolite fragments. Widths of the three zones range from four metres to 25 metres containing narrower sections of varying silver-gold values. The distribution of quartz breccia and quartz veins within the drill holes suggests Cafetal-Veta Olvidada is a composite zone of multiple quartz-breccia and quartz stock work structures.

CAF 06-11 and CAF 07-11 in the SE portion of the structure including drill hole DDH 16-03 (completed in 2003) demonstrate a change in the vein composition from quartz breccia to quartz veins and quartz stock work. In general higher values were associated with the observed decrease of brecciation, oxidation and leaching of the quartz vein quartz stock work zones. Leaching of silver values produces residual grades which are lower than the primary silver grades however it also implies the possibility of secondary enrichment below the level of oxidation.

Cafetal-Veta Olvidada was drilled for a strike length of 400 metres of the 500 metres mapped on surface. The zone is open to the NW and to the SE.

The known structures within Area Cafetal are open to the NW and SE.  With additional quartz veins quartz stock work zones Area Cafetal represents another important area of significant exploration potential at Nuevo Milenio.

Revised NI 43 -- 101 Report, dated December 24, 2008 by F. Holcapek, P. Eng.

Dos Hornos (U/G)	Width m	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Dos Hornos Segment 1	4.70	1,173,901.56	165.34	1.500	6,552,238.85	59,400.00
Dos Hornos Segment 2	4.06	746,528.32	201.95	1.770	4,847,215.70	42,390.25
Veta Tomas	5.09	1,246,162.50	351.19	1.280	14.070,467.48	51,344.17
Once Bocas	2.42	1,921,162.50	252.59	1.920	15,.602,012.74	118,347.79
Total		5,087,754.88	251.09	1.660	41,071,934.77	271,482.21

Tonnes: 5,088,000 Ag: 251.09 g/t, Au: 1.660 g/t. Ag: 41,072,000 oz, Au: 271,500 oz.
Silver Equivalent (Gold-Silver price Ratio = 50:1): 54,647,000 oz (in situ)
Metal prices were USD$10.28 per ounce Ag and USD$816.09 per ounce Au.
A cut-off grade of US$ 45.00 per tonne or 131g/t Ag equivalent was used.

Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises exploration programs on the Nuevo Milenio Project. He is responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of National Instrument NI 43-101.

Cream Minerals is a silver-gold exploration company. The Company’s flag ship project is the Nuevo Milenio silver – gold project in Nayarit State Mexico.  To learn more about Cream Minerals please click here www.creamminerals.com

Christopher Hebb, LLB,  Chairman
Chairman of the Board

Michael  E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities regulations and including "forwarding-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This forward-looking information is made as of the date of this News Release and except as required under applicable securities legislation, the Company does not intend and does not assume any obligation to update this forward-looking information.  Forward looking information is based on management's current expectations and beliefs and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking information in this News Release includes, but is not limited to the planned drilling program on the Nuevo Milenio project and the Nuevo Milenio project’s estimated mineral resource.  Forward-looking information is based on a number of assumptions which management believes are reasonable including that equipment, personnel and approvals will be available when required to complete the planned drilling program, that no disruption to the program will occur as a result of breakdown, labour disputes, or natural hazards, that the assumptions underlying the inferred resources estimate are valid, including but not limited to the projected future prices of silver and gold, continuity of mineralization and grades, and expected recovery methods and rates.  Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials are more than expected, that the future price of silver and/ or gold will differ materially from those implied or estimated, that Canadian / US dollar exchange rates vary in a manner that has a negative effect on the resource estimate, unanticipated delays in obtaining governmental approvals or required financing; that changes in project parameters result in increased costs, of unexpected variations in mineralization, grade or recovery rate and other factors on which the mineral resource estimate is based, of failure of equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mineral exploration and development; a deterioration in general economic conditions; and changes in laws, rules and regulations applicable to Cream and the Nuevo Milenio project.

CAUTIONARY NOTE TO U.S. READERS REGARDING MINERAL RESOURCES

The United States Securities and Exchange Commission ("SEC") allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company uses certain terms in this document, such as "mineral resources", and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.  U.S readers are cautioned that while the term ‘inferred resource’ is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.